BANKERS TRUST COMPANY
One Bankers Trust Plaza
New York, New York  10006


Damian P. Reitemeyer               Mailing Address:
Vice President                     P.O. Box 318
Telephone: 212-250-4599            Church Street Station
                                   New York, NY 10008


                                   February 14, 1996



Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          United Technologies Corporation


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                                   Sincerely,

                                   Damian P. Reitemeyer

Enclosures
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                        SCHEDULE 13G


          Under the Securities Exchange Act of 1934
                    (Amendment No.  3 )*
                            ____

               United Technologies Corporation
           _______________________________________
                       NAME OF ISSUER:
         Series A Preferred Stock (Par Value $5.00)
           _______________________________________
                TITLE OF CLASS OF SECURITIES
                          913107910
           _______________________________________
                        CUSIP NUMBER


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              (Continued on following page(s))
                      Page 1 of 8 Pages
CUSIP No. 913107910                Page 2 of 8 Pages


1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Bankers Trust New York Corporation and Its Wholly Owned
  Subsidiary, Bankers Trust Company, as Trustee for various employee benefit plans, and investment advisor, and its indirectly wholly owned subsidiary BT Variable, Inc.
  13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
     (A)  [ ]
     (B)  [X]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

  Both Bankers Trust New York Corporation and Bankers Trust
  Company, and BT Variable, Inc. are New York Corporations.

  NUMBER OF    5. SOLE VOTING POWER

  SHARES       Bankers Trust New York
                    Corporation               25,800 shares
               Bankers Trust Company       1,193,041 shares
               BT Variable, Inc.                   0 shares
                                           1,218,841 shares

  BENEFICIALLY 6. SHARED VOTING POWER

  OWNED BY     Bankers Trust New York
                    Corporation                    0 shares
               Bankers Trust Company           4,100 shares
               BT Variable, Inc.              15,400 shares
                                              19,500 shares

  EACH         7. SOLE DISPOSITIVE POWER

  REPORTING    Bankers Trust New York
                    Corporation               25,800 shares
               Bankers Trust Company       2,179,641 shares
               BT Variable, Inc.              15,400 shares
                                           2,220,841 shares







CUSIP No. 913107910                Page 3 of 8 Pages


PERSON         8. SHARED DISPOSITIVE POWER

  WITH         Bankers Trust New York
                    Corporation                    0 shares
               Bankers Trust Company           5,600 shares
               BT Variable, Inc.                   0 shares
                                               5,600 shares

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
  PERSON

               Bankers Trust New York
                    Corporation               25,800 shares
               Bankers Trust Company       2,185,241 shares
               BT Variable, Inc.              15,400 shares
                                           2,226,441 shares


10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
   CERTAIN SHARES *

          [X]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               Bankers Trust New York
                    Corporation               0.0%
               Bankers Trust Company          1.8%
               BT Variable, Inc.              0.0%
                                              1.8%

12.TYPE OF REPORTING PERSON *

   Bankers Trust New York Corporation - HC
   Bankers Trust Company - BK
   BT Variable, Inc. - IC

CUSIP No. 913107910                Page 4 of 8 Pages


             DISCLAIMER OF BENEFICIAL OWNERSHIP

     THE FILING OF THIS SCHEDULE G STATEMENT SHALL NOT BE CONSTRUED AS AN ADMISSION THAT BANKERS TRUST NEW YORK CORPORATION, BANKERS TRUST COMPANY, AS TRUSTEE (THE "BANK"), OR BT VARIABLE, INC. IS, FOR THE PURPOSE OF
     SECTION 13(g) OF THE SECURITIES AND EXCHANGE ACT OF 1934, OR FOR ANY OTHER PURPOSE, THE BENEFICIAL OWNER OF THE SECURITIES SET FORTH IN ITEM 4(a)(ii) HEREOF.

Item 1(a) NAME OF ISSUER:

          United Technologies Corp.

Item 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          United Technologies Building
          Hartford, CT 06101-2670

Item 2(a) NAME OF PERSON FILING:

          Bankers Trust New York Corporation, its wholly-owned subsidiary, Bankers Trust Company, as Trustee for various trusts and employee benefit plans, and investment advisor, and its indirectly wholly-owned subsidiary BT
Variable, Inc.

Item 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          280 Park Avenue
          New York, New York  10017

Item 2(c) CITIZENSHIP:

          Bankers Trust New York Corporation, Bankers Trust
          Company, as Trustee for various trusts and employee benefit plans, and investment advisor, and BT Variable, Inc. are corporations incorporated in the State of New York with their principal business offices located in New York

Item 2(d) TITLE OF CLASS OF SECURITIES:



Item 2(e) CUSIP NUMBER:

          913107910


CUSIP No. 913107910                Page 5 of 8 Pages


Item 3    THE PERSON FILING IS A:

          For Bankers Trust New York Corporation,

     (g)  [X] Parent Holding Company, in accordance with
          Section 240.13d-1(b)(ii)(G)

          For Bankers Trust Company,

     (b)  [X] Bank as defined in section 3(a)(6) of the Act.

          For BT Variable, Inc.

      (c) [X] Insurance Company as defined in Section
              3(a)(19) of the Act

Item 4    OWNERSHIP:

     (a)  Amount Beneficially Owned:

          As of December 31, 1995

     (i)         Bankers Trust New York
                    Corporation               25,800 shares
                 Bankers Trust Company     2,185,241 shares
                 BT Variable, Inc.            15,400 shares
                                           2,226,441 shares

    (ii) Bankers Trust Company was also the record owner of 15,673,952 shares held for as Trustee of the United Technologies Corp Employee Savings Plan
(the "Plan") with respect to which the bank disclaims beneficial ownership. The Plan states that each Plan participant shall have the right to direct the manner in which shares of common stock shall be voted at all stockholders' meetings. The
Department of Labor has expressed the view that, under certain circumstances, ERISA may require the Trustee to vote shares which are not allocated to participants' accounts and unvoted shares. Since, in the view of the Bank and Bankers Trust New York
Corporation, such voting power is merely a residual power based upon the occurrence of an unlikely contingency and is not a sole or shared power to vote the securities, the Bank and Bankers
Trust New York Corporation hereby disclaim beneficial ownership of such securities.




CUSIP No. 913107910                Page 6 of 8 Pages


     (b)  PERCENT OF CLASS:

          The common stock described in Item 4(a) above as to which Bankers Trust New York Corporation
          Bankers Trust Company and BT Variable Inc.
          acknowledges beneficial ownership constitutes of the following:

                 Bankers Trust New York
                    Corporation               0.0%
                 Bankers Trust Company        1.8%
                 BT Variable, Inc.              0.0%
                                              1.8%
     (c)  Number of shares as to which such person has:

     (i)  sole power to vote or to direct the vote -

               Bankers Trust New York
                    Corporation               25,800 shares
               Bankers Trust Company       1,193,041 shares
               BT Variable, Inc.                   0 shares
                                           1,218,841 shares

     (ii) shared power to vote or to direct the vote -

               Bankers Trust New York
                    Corporation                    0 shares
               Bankers Trust Company           4,100 shares
               BT Variable, Inc.              15,400 shares
                                              19,500 shares

     (iii)sole power to dispose or to direct the disposition
          of -
               Bankers Trust New York
                    Corporation               25,800 shares
               Bankers Trust Company       2,179,641 shares
               BT Variable, Inc.              15,400 shares
                                           2,220,841 shares

     (iv) shared power to dispose or to direct the disposition of -

               Bankers Trust New York
                    Corporation                    0 shares
               Bankers Trust Company           5,600 shares
               BT Variable, Inc.                   0 shares
                                               5,600 shares

Item 5    OWNERSHIP OF FIVE PERCENT OF LESS OF A CLASS:

          [X]
CUSIP No. 913107910                Page 7 of 8 Pages


Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON:

          The Issuer's Plan and various trusts, and employee benefit plans for which the Bank serves as Trustee, and accounts for which the Bank serves as investment advisor, have the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7    IDENTIFICATION AND CLASSIFICATION OF THE
          SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
          REPORTED ON BY THE PARENT HOLDING COMPANY:

          See Item 3 above.

Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
          THE GROUP:

          Not applicable.

Item 9    NOTICE OF DISSOLUTION OF GROUP:

          Not Applicable
CUSIP No. 913107910                Page 8 of 8 Pages


Item 10   CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     As of December 31, 1995

Signature:     Bankers Trust New York Corporation


By:       /s/James T. Byrne, Jr.
Name:     James T. Byrne, Jr.

Title:    Secretary


Signature:     Bankers Trust Company, as Trustee for various
               employee benefit plans.


By:       /s/James T. Byrne, Jr.
Name:     James T. Byrne, Jr.

Title:    Secretary

Signature: BT Variable, Inc.


By:           /s/James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary